Filed by Discovery Partners International, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Infinity Pharmaceuticals, Inc.

The following is a transcription of a call that Discovery Partners International, Inc. and Infinity Pharmaceuticals, Inc. held with investors and analysts on April 12, 2006. The webcast of the call was posted on Discovery Partners International, Inc.’s website on April 12, 2006.

CONFERENCE CALL SCRIPT:

Operator:                    Good day everyone and welcome to the Discovery Partners International and Infinity Pharmaceuticals conference call. Today’s call is being recorded.

I would now like to turn the call over to Dr. Michael Venuti, Acting CEO of Discovery Partners International. Please go ahead, sir.

Dr. Michael Venuti:  Morning. Mike Venuti, Acting CEO and Chief Scientific Officer of Discovery Partners International.

On behalf of the boards of both DPI and Infinity, and along with Steve Holtzman, Chairman and CEO of Infinity Pharmaceuticals, who is here with me today, I’d like to thank you for your participation in this call.

This morning, at 7:30 a.m. Eastern, Discovery Partners and Infinity Pharmaceuticals announced a proposal to merge, based on the unanimous approval of the boards of directors of both companies. If anyone’s not seen the news announcing the merger, you can access it on DPI’s Web site, at www.discoverypartners.com, or on Infinity’s Web site, at www.ipi.com.

Additionally, this conference call will be archived on both companies’ websites for future reference. DPI will be filing a report on Form 8-K with the U.S. Securities and Exchange Commission later today, containing the merger agreement and other information regarding the proposed merger.

Before getting started, I’d like to call your attention to the fact that this call may include certain “forward-looking statements” that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements include statements regarding the proposed transaction, DPI’s and the combined company’s net cash at closing, the trading of the combined company’s shares on the NASDAQ National Market, the potential value created by the proposed merger for DPI’s and Infinity’s stockholders, DPI’s deployment of its resources and ability to engage in strategic transactions, or divest its various business units and agreements; the efficacy, safety and intended utilization of Infinity’s product candidates; the conduct and results of discovery efforts in clinical trials, the achievement of various milestones and related payments, the filing of INDs related to product candidates, the timing of Infinity’s initiative of clinical trials or its pipeline molecules, and plans regarding regulatory filings; future research and clinical trials, and plans regarding current and future collaborative activities.

Factors that may cause actual results to differ materially include:  the risks that DPI and Infinity may not be able to complete the proposed transaction; the risk that Infinity’s product candidates and compounds that appear promising in early research and clinical trials do not demonstrate safety and/or efficacy in clinical trials; the risks associated with reliance on collaborative partners for further clinical trials and other development activities; risks involved with development and commercialization of product candidates, the risk that DPI may be unable to divest itself or otherwise transfer ownership of some or all of its business units on satisfactory terms, or at all; the risk that DPI’s net cash at closing will be lower than currently anticipated, and risks and other uncertainties more fully described in DPI’s Annual Report on Form 10-K for the year ended December 31st, 2005 as filed with the Securities and Exchange Commission, and DPI’s other SEC reports.

Now let me review for you the structure of the deal. The merger will be effected through a reverse-merger transaction in which Infinity’s business and operations will be the primary business and operations of the combined company. The transaction will of course be subject to a vote by the stockholders of both companies, most likely sometime in the third quarter of this year.

Under the terms of the agreement, DPI would issue and Infinity stockholders would receive, in a tax-free transaction, shares of DPI common stock, such that Infinity stockholders would own approximately 69.1 percent of the combined company on a pro forma basis, and DPI stockholders would own approximately 30.9 percent, assuming DPI’s net cash at closing is between $70 million and $75 million. These percentages are subject to downward and upward adjustments under the terms of the merger agreement, based on DPI’s net cash at closing. The merger agreement has been approved by both companies’ boards of directors and will need to be approved by both companies’ stockholders.

Upon closing of the transaction, the new company’s common stock is expected to trade on the NASDAQ National Market under the name Infinity Pharmaceuticals, Inc., for which the company has reserved the symbol “INFI.”  DPI’s current ticker symbol, “DPII,” will become inactive after closing.

On behalf of DPI’s board and management, we are very pleased to announce the merger of DPI and Infinity. We believe that by combining these two companies, DPI stockholders will have an opportunity to participate in a public company that closely matches the requirements of public biotech investors:  namely, a pipeline of clinical product candidates validating big-pharma partnerships, and a portfolio of small-molecule programs being readied for human clinical trials.

I’d like to begin by describing in some detail how we came to the conclusion that this transaction is the most efficient way to build value in the face of the changes that have dramatically impacted DPI’s previous free-for-service business.

As we entered 2005, DPI was well aware that its multi-year deal with Pfizer would naturally terminate in the first days of 2006. We also knew that extending the deal per se was not an option – that in any discussion of the terms required for a possible renewal, price would be the single most important component. In other words, we would have to compete for a new Pfizer deal, much like we would have to negotiate with any new or existing customer. That knowledge gave the company a defined window in which to identify new sources of contract revenue that would utilize its existing platforms. The alternative was to try and leverage our existing technology platforms into value-creating work. We explored both.

When I joined the company in April 2005, we began intense efforts to identify new collaborations with both old and new customers. Throughout 2005 until November, we continued to negotiate with Pfizer to obtain a new deal and concurrently opened new discussions with large pharma companies about similar library work.

In pursuit of both avenues for new revenue, it quickly became evident that price was the first topic of conversation. On the library side, prices in the marketplace had become so commoditized that our bare minimum expense for domestic chemistry operations could not be covered by market-rate prices. This zero-margin – actually, negative-margin – proposition effectively cut us out of our most profitable business during the first six months of 2005. The lack of a renewal from Pfizer, announced in the last month of 2005, effectively eliminated any chance of a positive operating margin in that part of our business for 2006.

Concurrently, the deals covering collaborations were also being markedly effected by pricing pressure. In years past, such deals were high-margin on expense, or even fully-loaded FTE-based deals. However, what was now expected in this market was risk-sharing, either in the form of pre-investment to find a lead, or an actual cost-sharing during the lead-finding process. Since DPI had never carried out any proprietary research at its own expense, we did not believe there was an attractive way of initiating the first type of deal. The second type of deal structure proposal involved cost-sharing, up to 50-50 over the first two years, before any incremental milestones would be achieved.

Keeping DPI at its then-current size would have incurred a burn of over $15 million in each of 2006 and 2007, just to start building value this way, and there was no, there was certainly no guarantee of ever obtaining any value from this kind of early-stage work. The fact that the higher-margin library work, such as with Pfizer, was no longer being done also eliminated the possibility of covering this risk-sharing expense with any profit derived from the library work.

Parallel over the last few years, the public market’s focus shifted from drug-discovery innovation to a clear emphasis on near-term product opportunities. After a review of numerous strategic options, the DPI board decided neither to move into self-funded drug discovery nor to make new investments in proprietary research and development projects; and, furthermore, decided not to extend our limited capital on low-yielding, early-stage discovery work, either for our own account or in long-term risk-sharing deals. Our rationale was simple:  that early-stage discovery spending would quickly reduce DPI’s significant cash to perilously low levels before any potential milestones and/or royalties could be realized. By contrast, we believe that a merger of DPI with Infinity, a biopharmaceutical company, with compounds in and approaching clinical development, represents an appropriate value-creating opportunity.

For our stockholders, a merger such as the one we are announcing today provides an opportunity to participate in the robust product-oriented arena of public biotech investing. With a therapeutic focus in cancer, one of the fastest-evolving sectors in the biopharmaceutical market, stockholders of the combined company will be positioned to participate in several value-inflection milestones, including the release of proof-of-concept clinical data in a relevant cancer patient population and the introduction of a new cancer program in the clinical arena.

Furthermore, the collaborations with multiple world-class pharmaceutical partners provide validation for Infinity’s chemical technology platform, a set of technologies that allow the company to generate a unique library of pharmaceutically relevant compounds that not only cover a diverse area of current drug space but, most importantly, they can also be rapidly developed into drug candidates.

Now what happens to our people at DPI?  As the integration of DPI and Infinity takes place, it is important to note that DPI will continue to operate its contract service businesses. But it is now actively seeking to transfer ownership of its drug-discovery service units in San Diego, California, Basel, Switzerland, and Heidelberg, Germany, focusing on synthetic chemistry, assay development, high-throughput screening, natural products and other drug-discovery assets, including ongoing service partnerships, to an organization or organizations that will assume DPI’s existing fee-for-service commitments. DPI’s board has made it a priority to transfer key scientific personnel and key service agreements to a qualified organization that is currently performing such services at a level of quality similar to that of DPI.

Some G&A personnel in finance at DPI San Diego will probably be retained by the combined company for a short time to effect the integration necessary for SEC reporting and Sarbanes-Oxley compliance for the combined company. But others who may duplicate skills already existing at Infinity may receive severance packages. It is important to note that we expect the DPI Compound Management facility in South San Francisco, currently under contract to the National Institute of Mental Health – National Institutes of Health, NIH, as part of the NIH Chemo-Genomic Roadmap Initiative, will continue to be fully staffed and operate as such.

In closing, let me reiterate that the decision to merge with Infinity is the first step in an important transition for both companies. We believe that the future for Infinity is among the brightest in the biotech industry.

I’d like to now introduce Infinity’s Chairman and CEO, Steve Holtzman, who will provide additional details. And after Steve’s comments, we’ll open up for Q&A. Steve?

Steve Holtzman:  Thanks, Mike. And thank you to all who are on the conference call with us today.

I want to point out that with me here are my colleagues from Infinity:  Julian Adams, our President and Chief Scientific Officer; and Adelene Perkins, our Executive Vice President and Chief Business Officer. And they’ll be available when we enter the Q&A portion of today’s call.

It’s a pleasure to be here with you today to discuss the proposed merger of Infinity and DPI. This transaction makes enormous sense for Infinity, for DPI and, we believe, for our respective shareholders.

For those of you who may not be as familiar with Infinity, let me take a moment to introduce us. We’re a privately held cancer drug discovery and development company. Our lead product candidate is in multiple clinical trials. Our second most advanced product candidate is scheduled to enter the clinic later this year.

Behind these two programs, we have a robust pipeline of proprietary, small-molecule preclinical drug candidates which, like our current clinical candidates, address important, unmet medical needs, supported by strong science, and have the potential for a rapid path to approval and the market.

Since our inception about four and a half years ago, Infinity has focused on leveraging our strength in small-molecule drug technologies to discover and develop important new medicines. This drug-discovery engine is responsible for all of our proprietary product candidates. It has also provided the basis for significant technology access and product discovery, development and commercialization alliances with major pharmaceutical companies, including Novartis, Johnson & Johnson and Amgen.

This merger with DPI is a creative, highly time-efficient and cost-effective means by which Infinity will gain access to the public markets and the necessary capital to pursue the discovery, development and delivery to patients of what we believe can be important new medicines.

Little bit more [inaudible] facilities located in Cambridge, Massachusetts, and we currently employ a little over 100 people. As a result of merging with Discovery Partners, we anticipate that on a pro forma basis, cash and cash equivalents for the combined companies as of the end of the first quarter of this year would be in excess of $100 million. This will provide Infinity with sufficient funding to generate efficacy data on our lead product program, while continuing to advance the remainder of our growing pipeline.

Let me elaborate a bit on our most advanced clinical product candidate, affectionately called IPI-504. We own all rights to IPI-504. This drug candidate is currently being evaluated in two phase I studies, and we expect to commence our phase II clinical trials of IPI-504 later this year. We initiated our first phase I clinical trial of IPI-504 last summer in patients with relapsed refractory multiple myeloma. And then, in December of 2005, we initiated a second phase I clinical trial in patients with relapsed refractory gastrointestinal stromal tumors, or GIST.

Both trials continue to progress well. To date, IPI-504 is well tolerated and has shown initial evidence of biological activity. In both indications, we have the potential for an accelerated path to registration and approval. Furthermore, IPI-504, an inhibitor of heat shock protein, or HSP90, has demonstrated activity in a wide variety of preclinical models of hematological and solid tumors.

In sum, we believe IPI-504 has the potential to be the first and the best-in-class HSP90 inhibitor, with broad potential in a wide variety of cancer settings, in particular those which are proving resistant or refractory to treatment, with emerging targeted kinase inhibitors, such as Gleevek, Sutent, Sorafenib and Tarceva.

Our second most advanced product candidate is IPI-609. We own 100 percent of the rights to this product candidate as well. It is currently in late preclinical studies, and we expect to file an IND with the FDA and commence phase I trials with IPI-609 in the second half of this year. IPI-609 is an inhibitor of the Hedgehog signaling pathway, a pathway implicated in several of the most deadly forms of cancer, including pancreatic cancer, small-cell lung cancer and hormone refractory metastatic prostate cancer.

Because of the unfortunate prognosis associated with these cancers, as well as the poor outcomes associated with current treatment regimes, there’s a tremendous unmet medical need. Therefore, if IPI-609 can show efficacy, there is the potential again for rapid registration and approval. With IPI-609, Infinity again has the opportunity to have a first and a best-in-class drug directed against a target of emerging importance for the treatment of cancer.

The third member of the Infinity pipeline that I’ll discuss this morning is our program to discover and develop several different inhibitors of the Bcl-2 family of proteins. These proteins are key regulators of programmed cell death, or apoptosis. They’re up-regulated in a variety of cancers, facilitating the cancer cell’s ability to withstand radiation and treatment with cytotoxic chemotherapies.

The protein-protein interactions of the Bcl-2 proteins are considered extremely important points for drug intervention in cancer, and have been the subject of intense discovery efforts over the last decade by nearly every major pharmaceutical company. Despite these efforts, the protein-protein interactions have proven essentially and exceptionally difficult to drug with traditional (small-molecule) chemistries.

Infinity’s founding proprietary small-molecule drug technology, diversity-oriented synthesis, or DOS, has enabled the company to create diverse natural (product-like compounds) that can in fact modulate protein-protein interaction targets. Using our DOS chemistry, we have developed selective Bcl-2 inhibitors, as well as dual-Bcl-2-Bcl-xL inhibitors. These have the potential to treat a broad range of solid tumors and hematological malignancies. And in fact, just last month, Infinity announced a collaboration with Novartis to co-discover, co-develop and co-commercialize drugs targeting Bcl-2 protein family members, for the treatment of a broad range of cancer indications. As part of the alliance, Novartis committed to near-term payments of $30 million. In addition, along with success-based milestones, total payments to Infinity could exceed $400 million, and that does not include significant royalties that will be forthcoming on the eventual sale worldwide of products.

Beyond what I’ve just discussed, Infinity’s pipeline contains additional proprietary drug candidates. Our goal is to put at least one potentially important proprietary new product candidate into clinical trials annually over the next several years. This pipeline actually bespeaks Infinity’s strength in drug discovery generally. And that has – that strength has resulted in the development of unique insights for the rapid design of new drugs and the creation of a novel and sustainable drug-discovery engine. Our DOS small-molecule technology is also proven to be a highly leverageable asset that we’ve deployed in technology-access alliances with Amgen, Johnson & Johnson and Novartis. These partnerships have provided Infinity with a value-added source of funding that has further provided us with the means to aggressively develop our most advanced product candidates, while maintaining commercial rights to these products.

Turning now to the people of Infinity – the leadership and employees of Infinity include numerous talented individuals who have been involved in building successful biotech companies and in discovering, developing and registering important new therapies.

To cite one example, my colleague sitting next to me, our President and Chief Scientific Officer, Julian Adams, is truly the epitome of a drug hunter. While at ProScript and then at Millennium, he discovered and developed VELCADE, the first-in-class proteasome inhibitor for the treatment of cancer. And before that, while at Boehringer Ingelheim, Julian discovered and developed Viramune, or nevirapine, the first-in-class non-nucleoside reverse-transcriptase inhibitor for the treatment of HIV AIDS.

Supporting Julian – as well as my other colleague here with me today, Adelene Perkins, our Executive Vice President and Chief Business Officer – is a great team of passionate and empowered scientists and business people dedicated to discovering and developing novel treatments for cancer.

And for future reference, at Infinity, we refer to ourselves as “citizen owners,” not employees, to underscore our companywide mutual commitment to Infinity’s mission and Infinity’s success in bringing important new medicines to patients.

In addition to the team, in the company, Infinity is fortunate to have – as board members, investors and external scientific advisors and founders – individuals who’ve made enormous contributions to the development of the biotechnology and pharmaceutical industry, as well as science and medicine over the last two decades. To just cite a few, Tony Evnin of Venrock, who was a founding investor in Genetics Institute, Centocor, Sepracor, Athena Neurosciences, (Copley), et cetera, et cetera.

Phil Needleman, the father of Celebrex; Vicky Sato, a key figure in biotechnology for her work at Biogen and then Vertex; Arnie Levine, who discovered the p53 tumor suppressor gene; Eric Lander, a leading figure in the Human Genome Project; Rick Klausner, former Head of the National Cancer Institute; and Stuart Schreiber, whose seminal contributions in chemistry have paved the way for the emergence of the field of chemical biology and chemical genomics.

From a financial perspective, Infinity has enjoyed the backing of premiere venture capitalists, such as Prospect Ventures, Venrock, Advent Venture Partners, HBM, Vulcan Ventures, and Wellcome Trust, to name a few.

So in conclusion, let me reiterate with why Infinity has chosen to embark on this merger with DPI, and why we’re doing it today. First and foremost, we are incredibly excited about our drug candidates and their potential to bring options to healthcare providers and important benefits to patients. Aggressive development of our pipeline, whether in the form of more clinical trials and additional indications, or acceleration of second-generation agents, requires significant capital resources. Retaining significant ownership in, and therefore the value for our shareholders of product candidates through key value-inflection points prior to partnering, also requires capital.

As I mentioned earlier, we anticipate that on a pro forma basis, cash and cash equivalents for the combined companies as of March 31, 2006 would be in excess of $100 million. This merger with DPI is quite simply creative, highly time-efficient and cost-effective means by which Infinity will gain access to the public markets and the necessary capital to pursue the discovery, development and delivery to patients of important new medicines.

I thank you for your attention. And we will now open the call up for your questions.

Operator:  Thank you, sir. The question-and-answer session will be conducted electronically. If you would like to ask a question, please do so by pressing the star key followed by the digit one on your touch-tone telephone. If you are using a speakerphone, please be sure your mute function has been turned off to allow your signal to reach our equipment. Once again, that is star one if you would like to pose a question at this time. We’ll pause a moment to give everyone an opportunity to signal. Once again, that is star one for questions at this time.

We’ll take our first question from Phil Nadeau of Cowen & Company.

Phil Nadeau:                          Good morning. Congratulations on the deal. It seems like a very interesting one.

Steve, I apologize if you said this in your opening remarks. I got on the call just a bit late. But in the press release, it talks about divesting all of DPII’s current drug-discovery services business. Could you – and again, I apologize if you’ve already mentioned this – in the – in the case where you can’t divest it, is that something that can shut down?  Or how are you obligated on the current contracts to maintain that business?

Dr. Michael Venuti:                                      Phil, this is Mike Venuti. The current contracts are mostly short term. They do cover the costs of running the inventory units, because we’ve scaled those units, in the last six months or so, to satisfy the needs of those current fee-for-service contracts. And it’s interesting that those individual units can operate pretty much breakeven. It’s the burden of public — of being public — and Sarbanes-Oxley-compliant and SEC filings that causes us to burn cash running that contract research kind of business at the scale we have.

We’re looking to divest these units in whole or in part to qualified organizations that would be able to take over the business seamlessly. We’re already in those kinds of discussions with companies that we consider to be qualified to do this. There certainly are potential shutdown costs that have been calculated. But at this point, I don’t think it’s going to go there.

Steve Holtzman:  Phil, this is Steve. You know, as we looked at this prospect of this merger, the key for us was the generation of the capital resources to drive our pipeline, and the value for our shareholders and future shareholders, without diversion. We became convinced that the high quality of the DPI assets would be easily – would easily find a home. And in fact, there are a number of people, as Mike has indicated, who have expressed interest in running these operations with the great people who are currently at them. So we are highly confident that this will come to closure without resulting in diversion from our mission of making new drugs.

Phil Nadeau:                          OK. And Steve, a question, I guess, directly for you on IPI-504 – is there going to be data from that compound at ASCO?

Steve Holtzman:    I’ll let Julian Adams take that one.

Julian Adams:                  We continue to explore 504 in the phase I trials, as Steve described. We will not be commenting on ASCO – at ASCO. But – that’s all I can say at this time.

Phil Nadeau:                          OK. And one follow-up – how does this differ from the other HSP90 inhibitors that are in development?  Is it different chemistry, different potency?  Just any ideas that you could give us on that, along those lines?

Julian Adams:                  We have overcome many of the problems that others have faced in the HSP90 field. And we think we have the superior drug product and mode of administration to patients. And so far, the drug has been extremely well tolerated in the phase I studies.

We also have early evidence of pharmacodynamic activity or, as – another way of putting it is biological activity.

Phil Nadeau:  Great. Thanks a lot.

Operator:  And that is star one for questions. We’ll go to Sampa Srivastavi of Morgan Stanley.

Steve Harr:  Steve Harr, how are you guys?

So Steve, the question I’m trying to understand is why you guys went this route instead of a more traditional IPO, and how you came to the relative valuations of the two assets, given what you guys have done to date and the amount of paid-in capital that the company has.

Steve Holtzman:  So thanks, Steve, and thanks for calling in.

To your first question – I think we all recognize that accessing the public markets is not a liquidity event – it is a financing event. And so, therefore, whether you do an IPO or an RPO is not really the issue. The issue is: can you come up with a cost and time-effective means of raising the capital to drive the discovery, development and delivery to patients of important new medicines?

As we surveyed the landscape, we spent a lot of time talking with potential crossover investors for a mezzanine round – to bankers, to analysts such as yourself – about the – and the buy side for the marketplace [inaudible] there was tremendous excitement and interest in accessing Infinity and Infinity stock as a public stock. And this was a very straightforward way to do it. So that’s why we’ve chosen this, this way.

Basically, that.

Steve Harr:  OK, so the – so just from the – so now, as you look forward in the value-creating events that are coming, it sounds like, in your answer to Phil, Julian, that we should not expect to see IPI-504 data in any significant fashion at ASCO, and it might be later this year. Then would we expect to see 609 data at any time?  Or is that an ‘07 event?

Julian Adams:                  We will – what we’ve announced is that we will be filing on 609 in the second half of this year. And it will be an early phase I study. So you’re right:  Probably, we’ll expect data in 2007.

Steve Harr:  OK, great. Thanks.

Operator:  We’ll go to Jennifer Taylor of Royce & Associates.

Jennifer Taylor:  Morning. I just wanted to circle back to some of the financial sort of questions I have lingering at this point.

I guess, Mike, we had spoken awhile ago. And you very much described the Discovery Partners business as you have today. But to the extent that there were some customers with interest particularly in the Far East, and trying to assess what value could be attributed or gained through the sale of various parts or whole of that existing business, is there any way we can sort of get our arms around what a value could be for these businesses?  And was that included in the $100 million cash, sort of on a pro forma basis?

I guess – and secondarily, just – the classic burn question I may have missed.

Dr. Michael Venuti:  I think the pro forma cash number comes from what’s on our books ...

Jennifer Taylor:  OK.

Dr. Michael Venuti:  ... March 31st, plus what’s on Infinity’s books.

Jennifer Taylor:  OK.

Dr. Michael Venuti:  And then, what we’re expecting to have happen during the process between now and close is that we’re able to divest those units in a very orderly fashion, without incurring any shutdown or liquidation costs, and that we expect that those groups will find a very good home. So we’re looking at, hopefully, adding to our bank account in that divestiture.

Jennifer Taylor:  And so we – we don’t really know what that might translate into, which is what you’re ...

Dr. Michael Venuti:  No. You know, right now we’re in early stages ...

Jennifer Taylor: That’s fine. That’s ...

Dr. Michael Venuti:  ... sessions with a few different kinds of companies. And I think we’re gratified at the level of interest. It does prove that we’re not positioned properly to do this; that it’s either going to be positioned in a private entity or in a much larger service business. And we’re just stuck right in the middle at this point, Jennifer.

Jennifer Taylor:  OK. And then, I guess, just sort of moving forward – is there sort of an estimated burn for the early-stage trials, et cetera?

Steve Holtzman:  We haven’t provided financial guidance, because we’ve been a private company. Our estimation is that post closing, this certainly gives us the capital we need to drive us forward to key value-inflection points in our clinical trials over the next couple years.

Jennifer Taylor:  OK. Thank you.

Steve Holtzman:  Thank you.

Operator:  We’ll go next to Joel Sendek of Lazard Capital Management.

Joel Sendek:  Thanks – Lazard Capital Markets. Just to follow up on the last question, you’re not providing guidance. Can you maybe tell us what your burn rate was before, or how much you spent on R&D the last couple quarters?  And then, can you comment on whether this transaction will enable you to accelerate your time lines on any of your programs itself?

Thanks.

Steve Holtzman:  Well, thanks for calling in, Joel. We’ve been advised that since we’re going to be providing an S-4 shortly – which will provide pro forma information about our past spend and whatnot – that the best thing to do is not at this time get into the numbers. You know, given your experience in biotech, in that we’re about a 100- to 115-person operation, you can probably do the math. But you’ll get more details.

Joel Sendek:  OK.

Steve Holtzman:  OK. But ...

Joel Sendek:  When will the S-4 come out?

Steve Holtzman:  Well, we have to prepare it and ...

Joel Sendek:  OK.

Steve Holtzman:  ... anywhere from a week or two weeks to four weeks. So, then it gets filed with the SEC. And the SEC either chooses to review it or not review it. And then it’ll come out post-review. And then you can expect us to be getting around to visit with investors and prospective investors in an appropriate manner.

Joel Sendek:  OK.

Operator:  And Mr. Sendek, do you have a follow-up?

Joel Sendek: Just – and then, can you comment a little bit on whether this transaction will enable you to accelerate any of your programs, as far as the time line is concerned?  You know, in other words, were you holding back at all prior to the announcement of this transaction, due to the fact that you needed to do another financing?

Steve Holtzman:  I would say that we weren’t holding back, because to do another financing. But we are – we see opportunities to expand and accelerate, based on the data we’re seeing in, for example, in the 504 trial. There’s a number of additional indications we’d like to dive into. And this will allow us to do so with an appropriate level of risk. We also have some second-generation molecules that are showing wonderful activity preclinically, which we’d like to be able to follow up with more aggressively.

So, you know, you always have to measure your risk, and also the opportunity for value creation. And so this gives us more flexibility.

Joel Sendek:  Thanks a lot.

Operator:  We’ll go next to David Bouchey of Royal Bank of Canada.

David Bouchey:  Hey, guys, congratulations on your deal here.

Steve Holtzman:  Thanks, David.

David Bouchey:  Let me follow up on some issues that Phil and Steve raised about value-creating events for IPI-504 we might expect to see in the future.

Given the mechanism of action, and how synergistic it might be with a compound you’ve had a lot of experience with, with VELCADE, can you tell us what kind of combination studies or combination data you might have over the next 12 months, with 504 and ...

Julian Adams:  David, I think you’re referring to combinations with VELCADE.

David Bouchey:  Yes.

Julian Adams:  Of course, you know that we have to complete the phase I study with 504 to get a recommended phase II dose, before initiating combination studies. So that depends on how well tolerated – you know, how, how 504 will be tolerated. And we’ll have to consider that combination probably next year.

David Bouchey:  OK. Do you have any preclinical data that you might be releasing in the spring, or in any of the fall meetings?

Julian Adams:  Yes. We recently reported on the combination in mouse models at AACR, both in oral presentations and in a poster session.

David Bouchey:  And ...

Julian Adams:  And the data are very encouraging:  highly synergistic activity with the two drugs ...

Steve Holtzman:  You know, when I think about our ...

Julian Adams:  ...in sub-therapeutic doses.

Steve Holtzman:  …our value-creating, or value-generating events over the next year or so – Adelene, maybe you can address what we see coming down the pike.

Adelene Perkins:  Right. We expect the initiating a phase II trial for IPI-504 later this year, and then initiating our phase I trial on IPI-609. Those are two very important events for us. And we may be doing additional strategic partnerships as well.

David Bouchey:  OK. Thank you.

Operator:  Once again, that is star one if you would like to pose a question. We’ll go to Stephen Silk of Steve Silk & Sons Investments.

Stephen Silk:  Good morning. I notice on the institutional filings from December 31st, the top five holders of Discovery Partners half – owns about 50 percent of the stock. Have you presented to them this possibility?  These five alone could close down the deal. So my question is, will you be presenting to them what’s going on going forward?  And if the deal does not get approved, are there any breakup fees or any liabilities from one side to the other?

Dr. Michael Venuti:  Let me take the first part of this.

In terms of presenting to individual investors, we’ve done nothing like that. We’ve certainly consulted on questions about the future of the company. And the clear preference from our shareholders was not to enter into early-stage risk discovery work, such as screening or early-stage medicinal chemistry, or broad kinds of target-selection processes associated with genomics. That was one clear answer.

The part about the shareholder votes – we can’t address that right now. You’ll see the S-4 coming out later, in the next month or so. But we believe it’s got all of the details that will describe what we need to do to get the deal closed.

Stephen Silk:  OK ...

Adelene Perkins:  And I can add – this is Adelene Perkins – you know, we do – as we’ve mentioned earlier – we do plan to get out on the road. And we’re eager to meet with both existing and new shareholders to explain in more detail why we think this merger makes sense, and why we’d love to have them continue to be shareholders in the new Infinity stock.

Stephen Silk:  Sure. Dr. Venuti, when you first came on two quarters ago as the Chief Scientist Officer, you had expressed enthusiasm for what you were hearing about being able to move up the chain close to discovery, and kind of reiterated that on the last conference call. And now it looks like somewhat throwing in the towel. The purchaser – the German biopharmaceutical company – looks like, you know, the purchase and the funding for the last year – it now pretty much will just be given away ...

Dr. Michael Venuti:  I disagree with that statement.

Stephen Silk:  OK ...

Dr. Michael Venuti:  The assets that have been put together as part of Discovery Partners still are capable, and still do generate revenue. They’re just not enough to sustain a publicly traded company. So those assets have value in the marketplace.

The addition of our Heidelberg facility added a great asset in natural products, which is in the process of being accessed by a number of new partnerships that are managed through our Basel facility. And so, that is helping to get us the breakeven numbers – or close to breakeven – in our European operations.

So those – that acquisition — and the operational aspects of the science pieces at DPI, are not a liability, as far as I’m concerned, going forward.

Steve Holtzman:  And I’d certainly add and reiterate, from Infinity’s perspective, that as we did our diligence on DPII, certainly Julian spent time in Heidelberg, San Francisco and Basel. In all instances, we came away highly confident in the quality of their operations, and therefore the ability for them to find new homes in a way which will not divert ours going forward, and will provide those people with an opportunity to do great work.

Stephen Silk:  Excellent because I totally agree with both of you. And I don’t understand, as a shareholder, if you had sold those assets, that the value of the company to DPI shareholders would have been cash that you currently have plus the assets that you could have sold. Because those were good assets, and you just said they were good assets.

Dr. Michael Venuti:  I mean, the price that you would achieve for these would nationally be subject to any kind of market fluctuation. And we have to balance that against not finding somebody to buy them, which would get us into the liquidation area, and we didn’t want to do that.

Male:  Right.

Steve Holtzman:  I think it’s also important to recognize, as we mentioned in the press release, that to the extent that DPI is successful in selling these assets, it will add to the net cash they have at closing. And there’s a price-adjustment mechanism. And it’s very much, from our perspective, a win-win. We’re in fact going to work very – I would view it as a real success that DPII shareholders end up with a larger percentage of the deal because we were able to dispose of those assets and raise more capital to fuel our exciting new pipeline.

Operator:  And at this time, there are no further questions in the queue. I’ll turn the conference back to management for any additional remarks.

Steve Holtzman:  Well, this is Steve Holtzman of Infinity once more. And I’d like to thank you again for your participation in this call.

Both Mike and I hope that we’ve effectively conveyed to you our enthusiasm for the proposed merger. It is, I’d reiterate, a deal that makes perfect sense for both companies and, most importantly, for both companies’ shareholders.

Now in the coming weeks, we’ll be meeting with shareholders, and we welcome any additional questions you may have.

And finally, I want to share with you my belief that with our focus on bringing important cancer therapies through the clinic to the market, our innovative chemistry platform that can keep generating new drug candidates, and a strong financial foundation through this merger, Infinity’s future opportunities are virtually unlimited.

We thank you for your time and attention. And we’ll see you later.

Operator:  That concludes today’s conference call. We thank you for your participation. You may disconnect at this time.

END

Statements in this transcript that are not strictly historical are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Such forward-looking statements include statements regarding the proposed transaction, DPI’s and the combined company’s net cash at closing, the trading of the combined company’s shares on the NASDAQ National Market, the potential value created by the proposed merger for DPI’s and Infinity’s stockholders, DPI’s deployment of its resources and ability to engage in strategic transactions, or divest its various business units and agreements; the efficacy, safety and intended utilization of Infinity’s product candidates; the conduct and results of discovery efforts in clinical trials, the achievement of various milestones and related payments, the filing of INDs related to product candidates, the timing of Infinity’s initiative of clinical trials or its pipeline molecules, and plans regarding regulatory filings; future research and clinical trials, and plans regarding current and future collaborative activities.

Factors that may cause actual results to differ materially include:  the risks that DPI and Infinity may not be able to complete the proposed transaction; the risk that Infinity’s product candidates and compounds that appear promising in early research and clinical trials do not demonstrate safety and/or efficacy in clinical trials; the risks associated with reliance on collaborative partners for further clinical trials and other development activities; risks involved with development and commercialization of product candidates, the risk that DPI may be unable to divest itself or otherwise transfer ownership of some or all of its business units on satisfactory terms, or at all; the risk that DPI’s net cash at closing will be lower than currently anticipated, and risks and other uncertainties more fully described in DPI’s Annual Report on Form 10-K for the year ended December 31st, 2005 as filed with the Securities and Exchange Commission, and DPI’s other SEC reports.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger described herein, DPI will file a registration statement on Form S-4 that contains a proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS OF DPI AND INFINITY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS) REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT DPI, INFINITY AND THE PROPOSED TRANSACTION. Security holders will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about DPI and Infinity, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Discovery Partners International, Inc., 9640 Towne Centre Drive, San Diego, CA 92121, Attention: Investor Relations, Telephone: (858) 455-8600.

Participants in the Solicitation

DPI and its directors and executive officers and Infinity and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of DPI in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of DPI is also included in DPI’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2006. This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at DPI at the address described above.